Securities and Exchange Commission

                           Washington, D. C. 20549

                                  FORM 11-K







[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993


                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ______________

Commission file number     1-5128



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Meredith Savings and Investment Plan



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Meredith Corporation
                              1716 Locust Street
                          Des Moines, Iowa 50309-3023

                    MEREDITH SAVINGS AND INVESTMENT PLAN

                     Financial Statements and Schedules

                         December 31, 1993 and 1992

                (With Independent Auditors' Report Thereon)

                    MEREDITH SAVINGS AND INVESTMENT PLAN

                                    Index






              Independent Auditors' Report

              Statements of Net Assets Available for Benefits
              Statements of Changes in Net
                Assets Available for Benefits
              Notes to Financial Statements

                                                       Schedule
                                                       --------

              Assets Held for Investment                   1
              Assets both Acquired and Disposed
                Within the Plan Year                       2
              Party-in-Interest Transactions               3
              Obligations in Default                       4
              Leases in Default                            5
              Reportable Transactions                      6
              Receipts and Disbursements                   7

                      INDEPENDENT AUDITORS' REPORT
                      ----------------------------




Meredith Savings and Investment Plan Committee
Des Moines, Iowa:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements of the Meredith Savings and Investment Plan taken as a whole. The supplementary information included in Schedules 1 through 7 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.


                                       (KPMG Peat Marwick)
                                        KPMG Peat Marwick
Des Moines, Iowa
March 14, 1994

                                  MEREDITH SAVINGS AND INVESTMENT PLAN

                             Statement of Net Assets Available for Benefits

                                           December 31, 1993

                             Common        Fixed        S & P                              Invista     Norwest
                              Stock        Income        500      Balanced      GIC        Equity      Equity
         Assets               Fund          Fund         Fund       Fund        Fund        Fund        Fund        Total
- ------------------------   -----------   ----------   ---------   ---------   ---------   ---------   ---------   ----------

Assets:
 Investments, at market:
  Meredith Corporation
   common stock (note 2)   $15,716,040           --          --          --          --          --          --   15,716,040
  Fixed income
   insurance company
   deposit accounts
   (note 2)                         --   42,568,252          --          --          --          --          --   42,568,252
  Managed variable
   return funds                     --           --   2,042,136   4,386,267   3,046,741   2,428,847   3,555,847   15,459,838
                           -----------   ----------   ---------   ---------   ---------   ---------   ---------   ----------

  Total investments         15,716,040   42,568,252   2,042,136   4,386,267   3,046,741   2,428,847   3,555,847   73,744,130

 Transfers due (to)
  from other funds            (124,874)          --     (13,688)     82,264     (65,180)    (53,760)    175,238           --

 Contributions
  receivable - employer         84,240      (17,422)     37,113      82,629      80,856      40,357      64,158      371,931
                           -----------   ----------   ---------   ---------   ---------   ---------   ---------   ----------
  Total assets              15,675,406   42,550,830   2,065,561   4,551,160   3,062,417   2,415,444   3,795,243   74,116,061
                           -----------   ----------   ---------   ---------   ---------   ---------   ---------   ----------

  Net assets available
   for benefits (note 5)   $15,675,406   42,550,830   2,065,561   4,551,160   3,062,417   2,415,444   3,795,243   74,116,061
                           ===========   ==========   =========   =========   =========   =========   =========   ==========


See accompanying notes to financial statements.


                                 MEREDITH SAVINGS AND INVESTMENT PLAN
                             Statement of Net Assets Available for Benefits
                                           December 31, 1992

                             Common        Fixed      Government   Money                 Aggressive
                              Stock        Income      Security    Market      Equity      Equity
         Assets               Fund          Fund         Fund       Fund        Fund        Fund        Total
- ------------------------   -----------   ----------   ---------   ---------   ---------   ---------   ----------

Assets:
 Investments, at market:
  Meredith Corporation
   common stock (note 2)   $11,388,978           --          --          --          --          --   11,388,978
  Fixed income
   insurance company
   deposit accounts
   (note 2)                         --   49,878,531          --          --          --          --   49,878,531
  Money market
   insurance company
   deposit account                  --           --          --     152,762          --          --      152,762
                           -----------   ----------   ---------   ---------   ---------   ---------   ----------
  Total investments         11,388,978   49,878,531          --     152,762          --          --   61,420,271
                           -----------   ----------   ---------   ---------   ---------   ---------   ----------

 Cash                            1,506           30      20,446          12     110,617     126,547      259,158

 Receivables:
  Contributions - employer     163,674      (96,708)         --          --          --          --       66,966
  Accrued interest                  --           --          65          --          46         207          318
                           -----------   ----------   ---------   ---------   ---------   ---------   ----------
  Total receivables            163,674      (96,708)         65          --          46         207       67,284
                           -----------   ----------   ---------   ---------   ---------   ---------   ----------
  Total assets              11,554,158   49,781,853      20,511     152,774     110,663     126,754   61,746,713
                           -----------   ----------   ---------   ---------   ---------   ---------   ----------
  Net assets available
   for benefits (note 5)   $11,554,158   49,781,853      20,511     152,774     110,663     126,754   61,746,713
                           ===========   ==========   =========   =========   =========   =========   ==========

See accompanying notes to financial statements.

                                MEREDITH SAVINGS AND INVESTMENT PLAN
                     Statement of Changes In Net Assets Available for Benefits
                                    Year ended December 31, 1993
                             Common        Fixed     Government  Money               Aggressive
                             Stock         Income     Security   Market     Equity     Equity
                              Fund          Fund        Fund      Fund       Fund       Fund
                           -----------   ----------   --------   -------    -------    -------

Income:
 Contributions:
  Employer                 $   327,622           --        --         --         --         --
  Employee                     622,514           --        --         --         --         --
                           -----------   ----------    ------    -------    -------    -------
                               950,136           --        --         --         --         --
Investment income:         -----------   ----------    ------    -------    -------    -------
 Dividends                     250,593           --        --         --         --         --
 Interest                           --    3,539,287        --         --         --         --
                           -----------   ----------    ------    -------    -------    -------
                               250,593    3,539,287        --         --         --         --
                           -----------   ----------    ------    -------    -------    -------
                             1,200,729    3,539,287        --         --         --         --
Expenses:
 Benefits and withdrawals
  paid or payable to employees
  (including forfeitures)      458,877    3,483,638        --         --         --         --
                           -----------   ----------    ------    -------    -------    -------
                               741,852       55,649        --         --         --         --
Unrealized appreciation
 during the year             4,556,004           --        --         --         --         --
Interfund transfers, net    (1,176,608)  (7,286,672)  (20,511)  (152,774)  (110,663)  (126,754)
                           -----------   ----------    ------    -------    -------    -------
 Increase (decrease)
  in net assets available
  for benefits               4,121,248   (7,231,023)  (20,511)  (152,774)  (110,663)  (126,754)

Net assets available
 for benefits:
  Beginning of year         11,554,158   49,781,853    20,511    152,774    110,663    126,754
                           -----------   ----------    ------    -------    -------    -------
  End of year              $15,675,406   42,550,830        --         --         --         --
                           ===========   ==========    ======    =======    =======    =======

Statement continued on next page

See accompanying notes to financial statements.

                                MEREDITH SAVINGS AND INVESTMENT PLAN
                Statement of Changes In Net Assets Available for Benefits, continued
                                    Year ended December 31, 1993
                              S & P                             Invista     Norwest
Continued from                 500     Balanced       GIC        Equity     Equity
  previous page               Fund       Fund         Fund        Fund       Fund        Total
                           ---------   ---------   ---------   ---------   ---------   ----------
(S)

Income:
 Contributions:
  Employer                   263,442     560,670     666,505     305,278     446,501    2,570,018
  Employee                   639,318   1,157,511   1,251,617     708,103     993,761    5,372,824
                           ---------   ---------   ---------   ---------   ---------   ----------
                             902,760   1,718,181   1,918,122   1,013,381   1,440,262    7,942,842
                           ---------   ---------   ---------   ---------   ---------   ----------
Investment income:
 Dividends                        --          --          --          --          --      250,593
 Interest                     11,186       6,703       3,600     173,916      10,282    3,744,974
                           ---------   ---------   ---------   ---------   ---------   ----------
                              11,186       6,703       3,600     173,916      10,282    3,995,567
                           ---------   ---------   ---------   ---------   ---------   ----------
                             913,946   1,724,884   1,921,772   1,187,297   1,450,544   11,938,409
Expenses:
 Benefits and withdrawals
  paid or payable to employees
  (including forfeitures)    242,163     317,155     226,304     154,432     214,776    5,097,345
                           ---------   ---------   ---------   ---------   ---------   ----------
                             671,783   1,407,729   1,695,418   1,032,865   1,235,768    6,841,064
Unrealized appreciation
 during the year             141,220     325,570     142,941          --     362,549    5,528,284
Interfund transfers, net   1,252,558   2,817,861   1,224,058   1,382,579   2,196,926           --
                           ---------   ---------   ---------   ---------   ---------   ----------
 Increase (decrease)
  in net assets available
  for benefits             2,065,561   4,551,160   3,062,417   2,415,444   3,795,243   12,369,348

Net assets available
 for benefits:
  Beginning of year               --          --          --          --          --   61,746,713
                           ---------   ---------   ---------   ---------   ---------   ----------
  End of year              2,065,561   4,551,160   3,062,417   2,415,444   3,795,243   74,116,061
                           =========   =========   =========   =========   =========   ==========

See accompanying notes to financial statements.

                                MEREDITH SAVINGS AND INVESTMENT PLAN
                     Statement of Changes In Net Assets Available for Benefits
                                    Year ended December 31, 1992
                             Common        Fixed     Government  Money               Aggressive
                             Stock         Income     Security   Market     Equity     Equity
                              Fund          Fund        Fund      Fund       Fund       Fund        Total
                           -----------   ----------   --------   -------    -------    -------   ----------

Income:
 Contributions:
  Employer                 $ 1,054,218    1,507,300        --         --         --         --    2,561,518
  Employee                     532,472    4,189,526        --         --         --         --    4,721,998
                           -----------   ----------    ------    -------    -------    -------   ----------
                             1,586,690    5,696,826        --         --         --         --    7,283,516
                           -----------   ----------    ------    -------    -------    -------   ----------
Investment income:
 Dividends                     284,048           --        --         --     13,577        449      298,074
 Interest                           --    4,089,878     2,008      2,110         46        207    4,094,249
                           -----------   ----------    ------    -------    -------    -------   ----------
                               284,048    4,089,878     2,008      2,110     13,623        656    4,392,323
                           -----------   ----------    ------    -------    -------    -------   ----------
                             1,870,738    9,786,704     2,008      2,110     13,623        656   11,675,839
Expenses:
 Benefits and withdrawals
  paid or payable to employees
  (including forfeitures)    1,438,372    7,647,126    49,069     21,974     18,953     55,953    9,231,447
                           -----------   ----------    ------    -------    -------    -------   ----------
                               432,366    2,139,578   (47,061)   (19,864)    (5,330)   (55,297)   2,444,392
Unrealized depreciation
 during the year              (837,553)          --        --         --         --         --     (837,553)
Interfund transfers, net      (439,745)     315,316        --    130,027         --     (5,598)          --
                           -----------   ----------    ------    -------    -------    -------   ----------
 (Decrease) increase
  in net assets available
  for benefits                (844,932)   2,454,894   (47,061)   110,163     (5,330)   (60,895)   1,606,839

Net assets available
 for benefits:
  Beginning of year         12,399,090   47,326,959    67,572     42,611    115,993    187,649   60,139,874
                           -----------   ----------    ------    -------    -------    -------   ----------
  End of year              $11,554,158   49,781,853    20,511    152,774    110,663    126,754   61,746,713
                           ===========   ==========    ======    =======    =======    =======   ==========

See accompanying notes to financial statements.

                                                      Page 9 of 20

                    MEREDITH SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements

                         December 31, 1993 and 1992


(1) Summary of Significant Accounting Policies


Basis of Presentation:

The accompanying financial statements of the Meredith Savings and Investment Plan (the Plan) have been prepared on an accrual basis and are subject to the provisions of the Employee Retirement Income Security Act of 1974.


Description of Plan and Plan Changes:

The following brief description of the Plan provides general information only. Participants should refer to the Plan document for more complete information.

The Plan, sponsored by Meredith Corporation (the Company), is a defined contribution plan which offers the following investment options, as revised on January 1, 1993:

(1) A managed fund that features investments which seek to provide long-term capital appreciation and dividend income.

(2) A managed fund that seeks to provide long-term capital appreciation and dividend income with a widely diversified portfolio period.

(3) A fund that is designed to duplicate the return of the Standard and Poor's 500 Index.

(4) A guaranteed insurance contract (GIC) or a fund comprised of GICs or similar investments that offer variable interest income and protection of principal.

(5) A moderate risk-balanced fund that provides a blend of funds including the Managed GIC, the Norwest managed Equity fund, and a fund including bonds and other fixed income securities.

(6) The Company's common stock with a dividend reinvestment feature.

As part of the Plan amendments effective January 1, 1993, a one-time transfer of funds, subject to certain restrictions, was permitted to the new investment options, including transfers from the nonmatured fixed income fund. Contributions are no longer permitted to the Government Security Fund, Money Market Fund, Equity Fund, or Aggressive Equity Funds, as these funds have been discontinued. All balances in these funds were transferred out by participant elections.

                    MEREDITH SAVINGS AND INVESTMENT PLAN

(1) Summary of Significant Accounting Policies, Continued


Description of Plan and Plan Changes, Continued

On a pre-tax basis, employees may contribute a maximum of 10 percent of their compensation to the Plan, subject to certain limitations. The Company will match 75 percent of employee eligible contributions, subject to certain limitations. Company matching contributions are invested in the same manner as the employee contributions. Prior to January 1, 1993, Company matching contributions could either be invested in the Common Stock Fund, which consists of the Company's common stock, or the Fixed Income Fund. Employee contributions in excess of 5 percent of compensation are not subject to Company matching contributions.

Effective January 1, 1993, employees are immediately vested in all employee and employer contributions. Prior to this amendment, employees followed a seven year vesting schedule.


Plan Administration and Management:

The Plan is administered by the Meredith Savings and Investment Plan Committee, whose members are appointed by the Company's board of directors. Under terms of a trust agreement, the Trustee, Norwest Bank Iowa, N.A., Des Moines, Iowa, receives contributions, invests and safe keeps such contributions and investment income thereon, and makes distributions, all in accordance with the terms of the Plan.

Administrative costs, such as trustee fees and audit fees, are paid by the Company.


Investment Valuation:

Investments in the Company's common stock, government securities, money market insurance company deposit account, managed variable return funds, or equity investments through registered investment companies are stated at market or market plus accrued interest. Investments in fixed income insurance company deposit accounts are stated at contract value.


Reclassifications:

Certain reclassifications of 1992 amounts have been made to conform to the 1993 presentation.

                 MEREDITH SAVINGS AND INVESTMENT PLAN

(2) Investments

Investments in common stock of the Company are purchased directly from the Company at a price per share equal to the lower of the month-end closing price or the average daily closing price for the calendar month of the Company's shares as reported in the New York Stock Exchange composite transactions.

The Plan held shares of the Company's common stock at December 31, 1993 and 1992 as follows:

                                           1993        1992
                                          -------     -------
             Investments:
               Common stock shares        312,201     331,050
               Class B shares              80,700      90,764
                                          =======     =======

The market value of the Company's common stock as reported in the New York Stock Exchange composite transactions was $40 and $27 per share at December 31, 1993 and 1992, respectively. This represents the market value for both common stock and Class B stock. Included in the carrying value of common stock is cost of $8,475,947 and $8,704,889 at December 31, 1993 and 1992, respectively, and unrealized appreciation of $8,212,373 and $2,684,089 at December 31, 1993 and 1992, respectively.

The Plan has entered into fixed income insurance company deposit accounts which consist of the following at December 31, 1993 and 1992:

                        Interest      Maturity
                          rate*         date*          1993         1992
                      ------------  -------------  -----------   ----------
Principal Mutual Life
  Insurance Company   7.05 - 9.30%  Jan 15 1994 -
                                    Jan 15 1997    $34,426,566   41,267,223

New York Life
  Insurance Company       9.30      Jan 7 1994       8,141,686    8,611,308
                                                   -----------   ----------
                                                   $42,568,252   49,878,531
                                                   ===========   ==========

*Interest rate ranged between 7.05 percent and 9.30 percent and maturity date ranged between January 15, 1993 and January 15, 1997 for plan year 1992.

                    MEREDITH SAVINGS AND INVESTMENT PLAN

(3) Plan Benefits and Termination

Participants are fully vested in all employer contributions made on or after January 1, 1989. Participants' vested interest in employer contributions made prior to January 1, 1989 will be determined in accordance with provisions set forth in the Plan and previous plans. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

Current distributions payable, which are included in net assets available for benefits, amounted to $896,761 and $161,224 in 1993 and 1992, respectively.


(4) Income Taxes

A tax determination letter from the Internal Revenue Service has been received by the Company, stating that the Plan qualifies under the provisions of Sections 401(a) and 501(a) of the Internal Revenue Code and is exempt from federal income taxes. Future qualifications of the Plan will depend on continuing operation in compliance with Internal Revenue Service regulations.

Participating employees will not be obligated for income taxes until distributions are made to them and then only to the extent that such distributions, including the effect, if any, of "net unrealized appreciation," exceed their after tax contributions, if applicable.


(5) Reconciliation to Form 5500, Annual Report/Return of Employee Benefit Plan

Following is a reconciliation of net assets available for benefits between the audited financial statements and Form 5500 for the year ended December 31, 1993:

      Net assets available for benefits per
        audited financial statements                      $74,116,061
          Less current distributions payable                  896,761
                                                          -----------
      Net assets available for benefits per Form 5500     $73,219,300
                                                          ===========

                                                                 Schedule 1
                 MEREDITH SAVINGS AND INVESTMENT PLAN
                       Assets Held for Investment
                           December 31, 1993

                              Description
                           -----------------              Market/     Cost/
                           Interest Maturity             contract    contract
     Identity                rate     date      Shares    value*      value*
- ------------------------   -------- --------   -------  ----------- ----------

Meredith Corporation:
 Common stock shares          --       --      312,201  $15,716,040  8,475,947
 Class B shares               --       --       80,700  ----------- ----------
                                               =======
Fixed income insurance
 company deposit accounts
 (by year of investment):
  Principal Mutual Life
   Insurance Company - 1987  8.85% Jan 15 1994            5,896,170  5,896,170
  New York Life
   Insurance Company - 1988  9.30  Jan  7 1994            8,141,686  8,141,686
  Principal Mutual Life
   Insurance Company - 1988  9.30  Jan 31 1995              888,082    888,082
  Principal Mutual Life
   Insurance Company - 1988  9.00  Jan 31 1995            1,112,761  1,112,761
  Principal Mutual Life
   Insurance Company - 1989  8.85  Jan 15 1995            5,093,939  5,093,939
  Principal Mutual Life
   Insurance Company - 1990  8.55  Jan 15 1996            6,367,675  6,367,675
  Principal Mutual Life
   Insurance Company - 1991  8.90  Jan 15 1997            7,428,069  7,428,069
  Principal Mutual Life
   Insurance Company - 1992  7.05  Jan  8 1997            7,639,870  7,639,870
                                                        ----------- ----------
                                                         42,568,252 42,568,252
                                                        ----------- ----------

S & P 500 Fund                --       --                 2,042,136  1,900,916
Balanced Fund                 --       --                 4,386,267  4,060,697
GIC Fund                      --       --                 3,046,741  2,903,800
Invista Equity Fund           --       --                 2,428,847  2,428,847
Norwest Equity Fund           --       --                 3,555,847  3,193,298
                                                        ----------- ----------
                                                        $73,744,130 65,531,757
                                                        =========== ==========
*The carrying amount on the statement of net assets available for benefits for the fixed income insurance company deposit account is the contract value. Cost for the fixed income insurance company deposit account is also presented at contract value.

See accompanying independent auditors' report.

                 MEREDITH SAVINGS AND INVESTMENT PLAN
                       Assets Held for Investment
                           December 31, 1992


                              Description
                           -----------------              Market/     Cost/
                           Interest Maturity             contract    contract
     Identity                rate     date      Shares    value*      value*
- ------------------------   -------- --------   -------  ----------- ----------

Meredith Corporation:
 Common stock shares          --       --      331,050  $11,388,978  8,704,889
 Class B shares               --       --       90,764  ----------- ----------
                                               =======
Fixed income insurance
 company deposit accounts
 (by year of investment):
  Principal Mutual Life
   Insurance Company - 1987  8.55% Jan 15 1993            2,010,064  2,010,064
  Principal Mutual Life
   Insurance Company - 1987  8.85% Jan 15 1994            6,354,981  6,354,981
  New York Life
   Insurance Company - 1988  9.30  Jan  7 1994            8,611,308  8,611,308
  Principal Mutual Life
   Insurance Company - 1988  9.30  Jan 31 1995            1,007,292  1,007,292
  Principal Mutual Life
   Insurance Company - 1988  9.00  Jan 31 1995            1,154,408  1,154,408
  Principal Mutual Life
   Insurance Company - 1989  8.85  Jan 15 1995            5,728,202  5,728,202
  Principal Mutual Life
   Insurance Company - 1990  8.55  Jan 15 1996            7,165,247  7,165,247
  Principal Mutual Life
   Insurance Company - 1991  8.90  Jan 15 1997            8,601,956  8,601,956
  Principal Mutual Life
   Insurance Company - 1992  7.05  Jan  8 1997            9,245,073  9,245,073
                                                        ----------- ----------
                                                         49,878,531 49,878,531
                                                        ----------- ----------
Money market insurance
 company deposit account    Various   Daily                 152,762    152,762
                                                        ----------- ----------
                                                        $61,420,271 58,736,182
                                                        =========== ==========

*The carrying amount on the statement of net assets available for benefits for the fixed income insurance company deposit account is the contract value. Cost for the fixed income insurance company deposit account is also presented at contract value.

See accompanying independent auditors' report.

                 MEREDITH SAVINGS AND INVESTMENT PLAN

                      December 31, 1993 and 1992




                                                                  Schedule 2
         Assets Both Acquired and Disposed Within the Plan Year
         ------------------------------------------------------

                              1993 - NONE
                              1992 - NONE



                                                                  Schedule 3
                    Party-in-Interest Transactions
                    ------------------------------

                             See schedule 6.




                                                                  Schedule 4
                         Obligations in Default
                         ----------------------

                               1993 - NONE
                               1992 - NONE




                                                                  Schedule 5
                            Leases in Default
                            -----------------

                               1993 - NONE
                               1992 - NONE


See accompanying independent auditors' report.

                                                                                                                     Schedule 6
                                    MEREDITH SAVINGS AND INVESTMENT PLAN

                                          Reportable Transactions


                                       Year ended December 31, 1993
                                       ----------------------------
                                                                       Purchase     Proceeds        Gain       Number    Number
                                                                       price of       from           on          of        of
      Identity of party involved            Description of asset       addition    disposition   disposition  purchases  sales
- ---------------------------------------   -------------------------   ----------   -----------   -----------  ---------  ------

Meredith Corporation (Party-in-Interest)  Common stock                $1,253,868    1,906,327      381,915       18        42

Principal Mutual Life Insurance Company   Fixed income insurance
                                            company deposit account    2,877,047    9,679,701           --       15        16

Norwest Bank                              GIC Fund                     3,145,153      241,211           --       38        15
                                          S & P 500 Fund               2,134,605      233,591           --       42        15
                                          Balanced Fund                4,361,766      300,866           --       38        16
                                          Norwest Equity Fund          3,408,761      215,303           --       38        17

                                       Year ended December 31, 1992
                                       ----------------------------
                                                                       Purchase     Proceeds        Gain       Number    Number
                                                                       price of       from           on          of        of
      Identity of party involved            Description of asset       addition    disposition   disposition  purchases  sales
- ---------------------------------------   -------------------------   ----------   -----------   -----------  ---------  ------

Meredith Corporation (Party-in-Interest)  Common stock                $1,590,099    1,709,067      399,596       12        48

Principal Mutual Life Insurance Company   Fixed income insurance
                                            company deposit account    9,413,637    6,094,857           --       43        15


See accompanying independent auditors' report.


                                                                  Schedule 7


                 MEREDITH SAVINGS AND INVESTMENT PLAN

                      Receipts and Disbursements

                Years ended December 31, 1993 and 1992




                                                 1993           1992
                                             -----------     ----------
     Receipts:
       Employer                              $ 2,570,018      2,561,518
       Employee                                5,372,823      4,721,998
                                             -----------     ----------
                                               7,942,841      7,283,516
                                             -----------     ----------

       Investment income:
         Dividends                               250,593        298,074
         Interest                              4,717,254      4,094,249
                                             -----------     ----------
                                               4,967,847      4,392,323
                                             -----------     ----------

           Total receipts                     12,910,688     11,675,839
                                             -----------     ----------

     Disbursements:
       Benefits and withdrawals paid to
         employees (including forfeitures)     5,726,380      7,991,079
       Purchase of investments, net            7,443,466      3,426,817
                                             -----------     ----------
           Total disbursements                13,169,846     11,417,896
                                             -----------     ----------

                                                (259,158)       257,943
     Cash at beginning of year                   259,158          1,215
                                             -----------     ----------
     Cash at end of year                     $        --        259,158
                                             ===========     ==========



     See accompanying independent auditors' report.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                            MEREDITH SAVINGS AND INVESTMENT PLAN
                                        (Name of Plan)




Date  March 30, 1994             By     (Larry D. Hartsook)
                                         Larry D. Hartsook
                                         Committee Member



Date  March 30, 1994             By     (Leo R. Armatis)
                                         Leo R. Armatis
                                         Committee Member



Date  March 30, 1994             By     (Michael M. Monson)
                                         Michael M. Monson
                                         Committee Member



Date  March 30, 1994             By     (Michael A. Sell)
                                         Michael A. Sell
                                         Committee Member



Date  March 30, 1994             By     (Kathleen J. Zehr)
                                         Kathleen J. Zehr
                                         Committee Member

                       INDEPENDENT AUDITORS' CONSENT
                       -----------------------------





We consent to incorporation by reference in the Registration Statement No. 33-2094 on Form S-8 of Meredith Corporation of our report dated March 14, 1994 relating to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 1993 and 1992, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary supporting schedules which appear in the December 31, 1993 Annual Report on Form 11-K of Meredith Savings and Investment Plan.



                                    (KPMG Peat Marwick)

                                     KPMG Peat Marwick





Des Moines, Iowa
March 14, 1994